                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           ---------------------------

                                VERITAS DGC INC.
                       (Name of Subject Company (Issuer))

                                VERITAS DGC INC.
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    92343P107
                      (CUSIP Number of Class of Securities)

                                 LARRY L. WORDEN
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                VERITAS DGC INC.
                              10300 TOWN PARK DRIVE
                              HOUSTON, TEXAS 77072
                                 (832) 351-8534
                (Names, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                    Copy to:
                             Jeffery B. Floyd, Esq.
                             Vinson & Elkins L.L.P.
                              2300 First City Tower
                                   1001 Fannin
                              Houston, Texas 77002
                                 (713) 758-2222

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                                                              Page 2 of 10 Pages


               PROPOSAL TO PERMIT A STOCK OPTION EXCHANGE PROGRAM

         Our board of directors has determined that it is in the best interests of our stockholders to implement a stock option exchange program. This program will enhance long-term stockholder value by improving our ability to incent and retain our employees. Under this program, our employees will be given a one-time opportunity to exchange all of the eligible stock options they currently hold for a lesser number of options with a new exercise price equal to the fair market value of our common stock on the grant date of the new option, which grant date is expected to be in February 2005. Our five most highly compensated executive officers named in the Summary Compensation Table of this proxy statement and members of our board of directors will not be eligible to participate in this program.

         To enhance long-term stockholder value we must implement and maintain competitive employee compensation, incentive and retention programs. Stock options have been, and continue to be, a key part of our employee compensation, incentive and retention program. Stock options motivate and reward our employees' efforts toward the growth and success of our business. By granting stock options to talented employees, we align their interests with those of our stockholders, incent them to grow long-term stockholder value and encourage their long-term employment with us.

         As a result of the seismic industry slowdown over the past two years and the resulting decline in our stock price, a significant number of our employees hold stock options with exercise prices that greatly exceed the current market price of our common stock. Consequently, these options no longer provide the long-term incentive and retention objectives they were intended to provide.

         The proposed exchange program is intended to remedy this situation by providing employees a one-time opportunity to exchange eligible options for a lesser number of new options with a new exercise price equal to the closing price of our common stock on the date the new options are granted, which is expected to be in February 2005. To meet our need to provide incentive and retention for our employees while simultaneously protecting the interests of stockholders, we have structured the program to be a "value-for-value" exchange, meaning that employees who elect to participate must exchange a number of old options with a value that approximates or is greater than the value of the number of new options they receive in the exchange.

         To achieve the accounting treatment we desire for the program, we cannot commence the program until at least six months and one day have elapsed since our last option grant date to eligible employees. Because our next regular option grant to eligible employees will occur in January 2004, if the exchange program is approved by the stockholders, we expect to offer the exchange program to employees in July 2004. Employees will have 20 business days (or longer if we so determine) to elect to participate. The new options issued in exchange for the surrendered options will not be granted until at least six months and one day after the exchange offer period expires. Thus, we expect the new options to be granted in February of 2005.

         Under all foreseeable scenarios, the exchange program, if commenced, would reduce the number of outstanding options. For example, based upon the exchange ratios that would be used if our common stock was valued at $8.00 per share shortly before the exchange offer commenced and if all eligible employees participated in the program, we would have 568,880 fewer stock options outstanding after the exchange is completed and the new options are issued. The actual net reduction in options outstanding from this exchange program will depend on a variety of factors, including the level of participation in the exchange program and the final exchange ratios. The number of shares subject to the cancelled options, however, will be available for future grants of options or other awards under the Share Incentive Plan.

         On December 2, 2002, our stockholders approved the adoption of our Share Incentive Plan. Effective with the adoption of the Share Incentive Plan, no further options have been or may be made granted under previous stock option or restricted stock plans, including the 1992 Employee Non-Qualified Stock Option Plan and the 2001 Key Employee Non-Qualified Stock Option Plan. Options previously granted under either the 1992 plan or the 2001 plan continue to be governed by the terms of those plans and remain outstanding until they are exercised or terminated in accordance with the terms of the applicable plan. At any time an option issued under the 1992 plan or the 2001 plan terminates unexercised for any reason, the shares subject to those terminated options become eligible for issue under the Share Incentive Plan. All of the options eligible for exchange under the proposed program were issued either under the 1992 plan or the 2001 plan.

         Our Share Incentive Plan expressly prohibits, without stockholder approval, cancellation of any option with an exercise price that exceeds the fair market value of the shares. None of the options proposed for exchange was

                                                              Page 3 of 10 Pages


issued under the Share Incentive Plan; however, all of the new options proposed to be issued in exchange for previously granted options will be issued under the Share Incentive Plan. Our 1992 plan, under which most of the options proposed for exchange were granted, prohibits any decrease in the price of an existing option without stockholder approval. The 2001 plan contains no such limitation. Because the proposed program is structured as an exchange of options granted under the 1992 plan and the 2001 plan for a lesser number of options issued under the Share Incentive Plan, stockholder approval may not be required by either the Share Incentive Plan or the 1992 plan. However, in keeping with the intent of both plans, our board of directors has determined that we will not proceed with the exchange program unless stockholders approve it. On September 23, 2003, upon the recommendation of the compensation committee, the board of directors approved the exchange program, subject to stockholder approval. Accordingly, we are seeking stockholder approval to permit the one-time exchange program described herein.

DESCRIPTION OF THE EXCHANGE PROGRAM

         Eligible Employees. We expect to offer the exchange program to all of our employees who hold eligible stock options, other than our five highest paid executive officers named in this proxy statement and members of our board of directors. Our one remaining executive officer, Mr. Thielen, who held eligible options for 4,696 shares at August 31, 2003, will be permitted to participate in the exchange program. If implementation of the program is not feasible or practical in certain non-U.S. jurisdictions, we may exclude employees in these countries from the program. As of August 31, 2003, approximately 263 eligible employees worldwide held options that will be eligible for exchange through the program. Participation in the program is voluntary.

         To be eligible an employee must be employed by us on the last day of the exchange offer. If an eligible employee who surrenders options in the program is not employed by us on the date of grant of the replacement options, that employee will not receive any replacement options, except in the event of the employee's death in which case his or her estate will receive the replacement options he or she would have otherwise received.

         Options Eligible for Exchange. Outstanding options under our plans will be eligible for the exchange program if they meet the following criteria:

   o  held by an eligible employee;

   o  have an exercise price of $15.00 per share or higher; and

   o  are fully vested on the date of the exchange offer.

         Of the total of 3,103,468 options held by eligible employees as of August 31, 2003, options to acquire 747,816 shares met these specific criteria on August 31, 2003. Assuming that all employees holding these options remain employed by us in July 2004, when we expect to make the exchange offer, an additional 90,639 options to acquire shares will be vested, making a total of 838,455 options available for exchange at that time.

         Exchange Ratio. Under the proposed amendment authorizing the exchange program, a series of exchange ratios has been established such that, based on the valuation methodology described below, the value of the old options surrendered will be equal to or greater than the value of the new options granted. In all cases, an option holder will be required to surrender a greater number of existing stock options than the number of new stock options issued in this exchange.

         The exact number of outstanding options an employee must surrender in order to receive one new replacement option will be determined as described below based on the Black-Scholes option valuation model, which is a widely recognized and accepted method to determine the value of a stock option. The Black-Scholes valuation model takes into account a number of variables, including current stock price, stock volatility, risk-free rate of return, and the duration of the options being valued.

         In determining the exchange ratios, these Black-Scholes valuation factors, except for the current market price of Veritas DGC common stock, will be based on information available as of August 31, 2003. Because the exchange will not commence until July 2004, we have elected to have our valuation methodology take into account changes in our common stock price that occur between September 1, 2003 and the time at which the exchange offer is commenced. We have relied on Frederic W. Cook & Co., a nationally recognized independent compensation-consulting firm, in determining the appropriate option values and exchange ratios based on the Black-Scholes valuation methodology. Using this valuation methodology and the table below, we will determine the actual

                                                              Page 4 of 10 Pages


exchange ratios to be used in the exchange program based on the fair market value of our common stock shortly before the time the exchange offer is commenced. For this purpose, the fair market value of our common stock will be the average of the closing prices of the common stock over a period of 7 consecutive trading days ending no earlier than 30 days and no later than 14 days prior to the commencement of the exchange offer (the "Current Stock Price").

         We have set forth in the following table the exchange ratios that would be used for the exchange program based on hypothetical Current Stock Prices taking into account the weighted average exercise price and the weighted average remaining term of each eligible option. The actual exchange ratios will be calculated using the actual Current Stock Price.

      EXCHANGE RATIOS BASED UPON SELECTED HYPOTHETICAL CURRENT STOCK PRICES

                                                                        Hypothetical Current Price Per Share
---------------------  -------------  -------------  ---------------------------------------------------------------------------
                       Weighted Avg.  Weighted Avg.
                         Exercise       Remaining
Option Exercise Price    Price ($)    Term (Years)     $5.00      $6.00      $7.00      $8.00      $9.00     $10.00     $11.00
---------------------  -------------  -------------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
   $15.00 - $17.49        $15.78         4.257       3.25 to 1  2.50 to 1  2.25 to 1  1.75 to 1  1.50 to 1  1.50 to 1  1.25 to 1
   $17.50 - $19.99         19.37         2.702       9.50 to 1  6.25 to 1  4.50 to 1  3.50 to 1  2.75 to 1  2.50 to 1  2.00 to 1
   $20.00 - $24.99         22.83         5.249       4.25 to 1  3.50 to 1  2.75 to 1  2.50 to 1  2.00 to 1  2.00 to 1  1.75 to 1
   $25.00 - $29.99         26.24         5.624       4.50 to 1  3.50 to 1  3.00 to 1  2.50 to 1  2.25 to 1  2.00 to 1  2.00 to 1
   $30.00 - $56.00         34.89         6.353       8.50 to 1  6.00 to 1  4.50 to 1  3.75 to 1  3.25 to 1  2.75 to 1  2.50 to 1

         If the actual Current Stock Price is below $5.00 per share, the exchange ratios will be increased appropriately using the same valuation methodology described above. Our board of directors has determined that the exchange program will be cancelled in its entirety if the Current Stock Price is greater than 11.00 per share. On October 13, 2003, our common stock last traded on the New York Stock Exchange for $8.57 per share. Regardless of the final exchange ratios, to participate in the program, an employee must elect to voluntarily surrender all outstanding options with exercise prices above $15.00 per share.

         Because the decision whether to participate in the exchange program is voluntary, we are not able to predict who will participate or how many options employees will elect to exchange. Assuming all eligible options are tendered, the following table shows the impact of the exchange program on outstanding options.

   EFFECT OF EXCHANGE ON OUTSTANDING OPTIONS AT SELECTED CURRENT STOCK PRICES

                                               Current Stock Price Per Share
                     -------------------------------------------------------------------------------
Options                $5.00       $6.00       $7.00       $8.00       $9.00      $10.00     $11.00
==================   =========   =========   =========   =========   =========   ========   ========
Options cancelled    (838,455)   (838,455)   (838,455)   (838,455)   (838,455)   (838,455)  (838,455)
New options issued    130,397     176,679     222,931     269,575     313,410     354,748    387,422
                     --------     -------    --------    --------    --------    --------   --------
Net reduction        (708,058)   (661,776)   (615,524)   (568,880)   (525,045)   (483,707)  (451,033)


         Surrendered options will be cancelled and the number of shares subject to surrendered options will be available for future option grants or other awards under the Share Incentive Plan.

         Grant of New Options. We currently expect that the new options will be issued on the first business day that is at least six months and one day after the cancellation of the surrendered options. All new options will be granted under our Share Incentive Plan. All new options granted under the exchange program will be non-qualified stock options for U.S. federal income tax purposes. The new options will have the following terms and conditions unless otherwise required or deemed advisable under local laws outside the United
States:

      o Exercise Price. All new options will be granted with an exercise price equal to the last reported price for one share traded on the NYSE on the business day immediately preceding the date of grant, which is expected to be in February 2005.

      o Vesting. The new options will vest 100% on the six-month anniversary of the date of grant.

      o Term. Each new option will have a term of five years from the date of grant.

                                                              Page 5 of 10 Pages


      o Other Terms and Conditions. All other terms and conditions of the new options will be consistent with the terms of the Share Incentive Plan.

         The shares of common stock for which the new options will be exercisable have been registered with the Securities and Exchange Commission.

         Implementation of the Stock Option Exchange Program. On September 23, 2003, upon the recommendation of the compensation committee, our board of directors approved the exchange program, subject to stockholder approval. As described above, the program is expected to commence in July 2004. If the stockholders consent to the option exchange program, then we expect that beginning in July 2004, eligible employees will be offered the opportunity to participate in the exchange program under an Offer of Exchange filed with the Securities and Exchange Commission and distributed to all eligible employees. Employees will have an election period of at least 20 business days to accept the offer to receive new options in exchange for the surrender of all of their existing eligible options. Replacement options will be granted on the first business day that is at least six months and one day after the cancellation of the old options, which we expect to occur in February 2005. If circumstances change prior to the implementation of the stock option exchange program, our board of directors will have the authority, in its discretion, to terminate or postpone the exchange program for up to six months. In implementing the option exchange program, we intend to comply with the applicable tender offer rules and regulations promulgated by the Securities and Exchange Commission.

          Accounting Treatment. We have structured the program to comply with existing U.S. Financial Accounting Standards Board guidelines so that we will avoid any variable accounting compensation charges against our earnings. In other words, we expect to receive the same accounting treatment for the new options as we receive for the currently outstanding options that are surrendered in the exchange. We are aware that accounting standards in this area may change prior to the commencement of the exchange program or the issuance of the new options. Accordingly, we may not realize the intended accounting treatment or we may modify the program as necessary to ensure the same accounting treatment or terminate the offer if the desired accounting treatment cannot be obtained.

         Income Tax Consequences. The exchange is intended to be treated as a non-taxable exchange for U.S. federal income tax purposes. Therefore, participating employees are not expected to recognize any income for U.S. federal income tax purposes upon the grant of the new options. The tax consequences for participating non-U.S. employees may differ from the U.S. federal income tax consequences described above.

         Effect on Stockholders. We are not able to predict with certainty the precise impact the exchange program will have on our stockholders, because we are unable to predict how many eligible employees will exchange their options or what the future market price of our common stock will be. Some effects of the exchange are predictable. The lower strike price of the new options makes their exercise more likely, increasing the probability of stockholder dilution. As set out in the table under the heading "Effect of Exchange on Outstanding Options at Selected Current Stock Prices" and assuming all eligible options are exchanged, up to 387,422 new options will be issued representing a potential voting dilution to existing stockholders of 1.15%, calculated using total outstanding shares of 33,658,764 as of October 13, 2003.

SUMMARY DESCRIPTION OF THE SHARE INCENTIVE PLAN

         The following overall description of the material features of the Share Incentive Plan is qualified in its entirety by reference to the Share Incentive Plan. Capitalized terms not otherwise defined have the meaning ascribed to them in the Share Incentive Plan. We have not included a description of the other option plans because no additional options will be granted under those plans.

         The Share Incentive Plan provides that the following types of awards may be granted: (1) nonqualified options to purchase our common stock, (2) incentive stock options to purchase our common stock, (3) share appreciation rights ("SARs"), (4) deferred share units, (5) restricted shares and (6) performance shares. Awards may be a combination of one or more of these types.

         Subject to certain adjustment provisions in the Share Incentive Plan, the committee may grant as awards an aggregate maximum of the sum of the following numbers of shares to eligible persons during the Share Incentive Plan term: (i) 1,200,000 (no more than 300,000 of which may be granted in a form other than options), (ii) 1,146,156 shares, representing the number of shares available for issuance under the Veritas DGC Inc. Restricted Stock Agreements, Veritas DGC Inc. Restricted Stock Plan, Veritas DGC Inc. 2001 Key Employee Restricted Stock Plan, Veritas DGC Inc. 1992 Employee Nonqualified Stock Option Plan, Veritas DGC Inc. 1992 Non-Employee

                                                              Page 6 of 10 Pages


Director Stock Option Plan and Veritas DGC Inc. 2001 Key Employee Nonqualified Stock Option Plan (collectively, "Existing Stock Plans") which were not the subject of an option or restricted stock award granted under one of the Existing Stock Plans as of the date our stockholders approved the Share Incentive Plan; and (iii) the number of shares subject to unexercised options or unvested restricted stock awards granted under the Existing Stock Plans prior to the date the Share Incentive Plan was approved by our stockholders that expire or are cancelled, terminated or forfeited after the date our stockholders approved the Share Incentive Plan. Of those dedicated shares, the maximum number of shares with respect to which options characterized by us as incentive stock options may be granted under the Share Incentive Plan is 2,000,000; the maximum number with respect to which options and SARs may be granted to any person under the Share Incentive Plan during any three consecutive calendar years is 500,000; and the maximum number with respect to which performance shares may be granted to any person under the Share Incentive Plan during any three consecutive calendar years cannot exceed 250,000. Should an outstanding award granted under the Plan expire, terminate, be settled in cash in lieu of shares or be surrendered for any reason, the shares allocated to any unexercised portion of that award may again be subject to award under the Share Incentive Plan. If the exercise price of an option is paid in shares or if shares are withheld from payment of an award to satisfy tax obligations with respect to the award, such shares also will not count against any of the above limits.

         Administration. A committee of at least two persons who are members of and appointed by the compensation committee of our board of directors or to the extent it chooses to operate as the committee, the compensation committee of our board of directors will administer the Share Incentive Plan. The committee designates the persons to be granted awards and the types and amount of awards to be granted and has authority to interpret the Share Incentive Plan, adopt, alter and repeal administrative regulations, accelerate the time at which awards may be exercised or will vest, and determine and amend the terms of the awards. No award will be granted after July 31, 2012.

         Eligibility. The committee may make awards under the Share Incentive Plan to persons, including our officers, directors, employees, consultants and advisors who have substantial responsibility for the management and growth of Veritas DGC or any of its affiliates. The Share Incentive Plan provides that options intended to qualify as incentive stock options may only be granted to key employees of Veritas DGC or its parent or subsidiary corporations. The committee, in its sole discretion, will select the persons eligible to participate in the Share Incentive Plan. The approximate number of individuals who are eligible to participate in the Share Incentive Plan is 300.

         Stock Options. The Share Incentive Plan provides that the committee is authorized to grant incentive and nonqualified options to purchase shares subject to such terms and conditions as the committee may determine in its sole discretion. The price for which shares may be purchased shall not be less than the fair market value of the shares on the date the option is granted; provided, however, that the price for which shares may be purchased shall not be less than 110% of the fair market value of the shares on the date an option characterized as an incentive stock option is granted if such option is granted to a person who, at the time of the grant, owns (or is deemed to own under section 424(d) of the Code) shares of outstanding stock possessing more than 10% of the total combined voting power of all classes of stock of Veritas DGC or of Veritas DGC's parent, if any, or subsidiary corporations (a "10% Owner").

         Unless the option agreement specifies a shorter term, an option expires on the tenth anniversary of the date the option is granted (fifth anniversary of the date an option characterized as an incentive stock option is granted to a 10% Owner). Unless the option agreement specifies otherwise, an option shall not continue to vest after the termination of the option holder's employment or affiliation relationship with Veritas DGC and its affiliates for any reason other than death, disability or retirement. The Share Incentive Plan gives the committee discretion to accelerate the vesting of an option on a case-by-case basis at any time.

         An option may be exercised at the time, in the manner, and subject to the conditions the committee specifies in the option agreement in its sole discretion. Payment of the exercise price of an option may be made in such manner as the committee may provide, including cash, delivery of shares already held for at least six months, or a broker-assisted cashless exercise. No option holder will have any rights as a stockholder with respect to Veritas DGC shares covered by an option.

         SAR's. The committee shall specify in a SAR award agreement the term of a SAR as well as vesting and termination provisions. Upon the exercise of a SAR, the award holder is entitled to receive, for each share with respect to which a SAR is exercised, an amount (the "appreciation") equal to the excess of the fair market value of a share on the exercise date over the grant price of the SAR which exercise price may not be less than the fair market

                                                              Page 7 of 10 Pages


value of a share on the date of the grant of the SAR and in no event less than the par value of one share. The committee, in its sole discretion and subject to applicable law, determines the form in which to pay the appreciation - solely in cash, solely in shares (valued at fair market value on the date of the exercise of the SAR) or partly in cash and partly in shares. Only the actual number of shares delivered pursuant to the exercise of SARs will be charged against the aggregate maximum number of shares available for awards under the Share Incentive Plan. However, the number of shares subject to the SAR shall be reduced by the number of underlying shares as to which the exercise related unless the SAR Agreement provides otherwise. The Share Incentive Plan gives the committee discretion to accelerate the vesting of an SAR on a case-by-case basis at any time.

         Deferred Share Units. The committee is authorized to award deferred share units subject to such terms and conditions as the committee may determine in its sole discretion. The committee shall maintain a bookkeeping ledger account that reflects the number of deferred share units credited under the Share Incentive Plan for the benefit of a holder. Deferred share units shall be similar to restricted shares (described below) except that no shares are actually transferred to the recipient until a later date specified in the recipient's award agreement. Each deferred share unit shall have a value equal to the fair market value of a share on the date the share is actually transferred to the recipient. The Share Incentive Plan gives the committee discretion to credit the holder's bookkeeping account with dividend units with respect to dividends declared on shares, subject to the same vesting and payout restrictions as applicable to the holder's deferred share units, and to accelerate the vesting of deferred share units on a case-by-case basis at any time.

         Restricted Stock Awards. The committee is authorized to award restricted shares subject to such terms and conditions as the committee may determine in its sole discretion. The committee has authority to determine the number of restricted shares to be awarded, the price, if any, to be paid by the recipient of the restricted shares, the date or dates on which the restricted shares will vest, and the transferability restrictions on a holder's rights with respect to restricted shares. The Share Incentive Plan gives the committee discretion to accelerate the vesting of restricted shares on a case-by-case basis at any time.

         Subject to the terms and conditions of the Share Incentive Plan, holders of restricted shares shall have all the rights of a stockholder including, without limitation, the right to vote such shares if holders of unrestricted shares of the same class have the right to vote during any period in which such shares are subject to forfeiture and restrictions on transfer. Dividends paid with respect to restricted shares in Veritas DGC shares or rights to acquire shares will be added to and become a part of the restricted shares; dividends paid in other property or in cash will be paid to the holder currently.

         Performance Share Awards. The committee is authorized to award performance shares, which are subject to the attainment of one or more performance goals, to eligible persons selected by it. A performance share consists of a grant of shares upon or subject to the attainment of one or more objective performance goals. A performance share will be paid, vested or otherwise deliverable solely upon the attainment of one or more pre-established objective performance goals established by the committee. The committee must establish objective goals within the first 90 days of the performance period or within the first 25% of the performance period, whichever is earlier, and in any event, while the outcome is substantially uncertain. A performance goal is objective if a third party having knowledge of the relevant facts could determine whether the goal has been met. A performance goal may be based upon one or more business criteria that apply to the individual, one or more of business units of Veritas DGC or Veritas DGC as a whole. In interpreting Share Incentive Plan provisions applicable to performance and performance share awards, it is intended that the Share Incentive Plan will conform with the standards of section 162(m) of the Code and Treasury Regulations Section 1.162-27(e)(2)(i), and the committee in establishing such goals and interpreting the Share Incentive Plan shall be guided by such provisions. Prior to the payment of any compensation based on the achievement of performance goals, the committee must certify in writing that applicable performance goals and any of the material terms thereof were, in fact, satisfied. Subject to the foregoing provisions, the committee shall determine the terms, conditions and limitations applicable to any performance share awards made pursuant to the Share Incentive Plan.

         Subject to the terms and conditions of the Share Incentive Plan, holders of performance shares shall not have the rights of a stockholder until such shares have been earned and distributed.

         Transferability. Except as specified in the applicable award agreement or in a domestic relations court order, an award may not be transferred other than by will or under the laws of descent and distribution. During the recipient's lifetime, only the recipient may exercise any award under the Share Incentive Plan.

                                                              Page 8 of 10 Pages


         Other Provisions. As a general matter, upon the occurrence of a change of control as defined in the Share Incentive Plan all outstanding share options, SARs, deferred share units, restricted shares and performance shares will become fully exercisable and vested.

         Without the prior approval of stockholders, the committee may not cancel any option that has an exercise price on the date of cancellation that exceeds the fair market value of the shares that may be purchased under the option.

         The Share Incentive Plan permits employees to satisfy all or a portion of their federal, state, local, foreign or other tax liabilities with respect to awards under the Share Incentive Plan by delivering previously-owned shares (that have been owned by the holder for at least six months) or by having Veritas DGC withhold from the shares otherwise deliverable to such holder shares having a value not to exceed the required employer's minimum statutory withholding tax obligations.

         As a general matter, upon the occurrence of a "change of control," as defined in the Share Incentive Plan, all outstanding share options, SARs, deferred units, restricted shares and performance shares will become fully vested and exercisable.

         In the event of specified changes in Veritas DGC's capital structure, the committee has the power to adjust the number and kind of shares authorized by the Share Incentive Plan (including any limitation on individual awards), and the number, option price and kinds of shares covered by outstanding awards.

         The committee may amend or terminate the Share Incentive Plan at any time in its sole discretion, provided that no amendment may change the aggregate number of shares that may be issued or the class of employees eligible to receive incentive stock options under the Share Incentive Plan without prior stockholder approval.

         Notwithstanding any provision of the Share Incentive Plan to the contrary, the committee, in its sole discretion, may take the action necessary to ensure that the Share Incentive Plan complies with the laws of other countries in which Veritas DGC or its affiliates operate or have employees. Such action may be taken either before or after an award is made, and may include, without limitation, determining plan coverage and eligibility, amending the Share Incentive Plan or the terms of any award, establishing subplans and modifying exercise or other procedures.

OPTIONS GRANTED

         SHARE INCENTIVE PLAN

         During the last fiscal year ended July 31, 2003, we granted options under the Share Incentive Plan on March 3 and March 28, 2003. On March 3, 2003, we granted options to purchase an aggregate of 904,000 shares to 90 participants at an exercise price of $7.95 per share, including options granted to our directors and named executive officers as follows: Mr. Carroll - 0, Mr. Cormier
- 5,000, Mr. Gibbs - 5,000, Mr. MacNeill - 5,000, Mr. Rask - 5,000, Mr. Robson -
79,100, Mr. Ludlow - 24,700, Mr. Wells - 24,700, Mr. Fitzgerald - 24,700, and
Mr. Worden - 12,400, all directors and current executive officers as a group - 193,600, and to all participants excluding directors and executive officers - 710,400. On March 28, 2003, we granted options to Mr. Carroll to purchase 10,000 shares at an exercise price of $7.11 per share. Each option granted expires five years from the date of grant. Each grant is exercisable as follows: 25% of the options are immediately exercisable on the date of grant and an additional 25% becomes exercisable on each succeeding anniversary of the date of grant until all are exercisable on the third anniversary of the date of grant. None of the options granted under the Share Incentive Plan in the last fiscal year would be eligible for exchange under the exchange program. No additional grants have been made under the Share Incentive Plan between August 1, 2003 and October 13, 2003.

         1992 EMPLOYEE NON-QUALIFIED STOCK OPTION PLAN

         During the last fiscal year ended July 31, 2003, we granted options under the 1992 plan to purchase an aggregate of 347,582 shares to 12 participants at an exercise price of $10.96 per share, including options granted to the named executive officers as follows: Mr. Robson - 94,662, Mr. Ludlow - 36,271, Mr. Wells - 35,584, Mr. Fitzgerald - 30,794, and Mr. Worden - 17,336,
all current executive officers as a group - 214,647, and to all participants excluding executive officers - 562,229. Each grant was made on August 6, 2002, and is exercisable as follows: 25% of the options are immediately exercisable on the date of grant and an additional 25% becomes exercisable on each succeeding anniversary of the date of grant until all are exercisable on the third anniversary of

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                                                              Page 9 of 10 Pages


the date of grant. None of the options granted under the 1992 plan in the last fiscal year would be eligible for exchange under the exchange program.

         Since the adoption of the Share Incentive Plan on December 3, 2002, no further grants were made under the 1992 plan and none can be made in the future.

         2001 KEY EMPLOYEE NON-QUALIFIED STOCK OPTION PLAN

         During the last fiscal year ended July 31, 2003, we granted options under the 2001 plan to purchase an aggregate of 1,423,995 shares to 226 participants at an exercise price of $10.96 per share, including options granted to the named executive officers - 0, granted to current executive officers as a group - 9,580 (granted to Mr. Thielen), and to all participants excluding executive officers - 1,433,575. Each grant was made on August 6, 2002, and is exercisable as follows: 25% of the options are immediately exercisable on the date of grant and an additional 25% becomes exercisable on each succeeding anniversary of the date of grant until all are exercisable on the third anniversary of the date of grant. None of the options granted under the 2001 plan in the last fiscal year would be eligible for exchange under the exchange program.

         Since the adoption of the Share Incentive Plan on December 3, 2002, no further grants were made under the 2001 plan and none can be made in the future.

MATERIAL UNITED STATES FEDERAL INCOME TAX ASPECTS OF THE SHARE INCENTIVE PLAN

         THE FOLLOWING IS A BRIEF SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES RELATING TO THE SHARE INCENTIVE PLAN BASED ON UNITED STATES FEDERAL INCOME TAX LAWS CURRENTLY IN EFFECT. THIS SUMMARY APPLIES TO THE SHARE INCENTIVE PLAN AS NORMALLY OPERATED AND IS NOT INTENDED TO PROVIDE OR SUPPLEMENT TAX ADVICE TO EMPLOYEES WHO PARTICIPATE. THE SUMMARY CONTAINS GENERAL STATEMENTS BASED ON CURRENT UNITED STATES FEDERAL INCOME TAX STATUTES, REGULATIONS AND CURRENTLY AVAILABLE INTERPRETATIONS THEREOF. THIS SUMMARY IS NOT INTENDED TO BE EXHAUSTIVE AND DOES NOT DESCRIBE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OR THE EFFECT, IF ANY, OF GIFT, ESTATE AND INHERITANCE TAXES.

         Nonqualified Stock Options. The grant of nonqualified stock options under the Share Incentive Plan will not result in the recognition of any U.S. federal taxable income by the option holder. The option holder will recognize ordinary income on the date of exercise of the nonqualified stock option equal to the difference between (1) the fair market value on the date of exercise and
(2) the exercise price. The tax basis of our shares for the purpose of a subsequent sale includes the option price paid and the ordinary income reported on exercise of the nonqualified stock option. To the extent it is subject to federal income taxation, we or one of our subsidiaries will be entitled to a deduction in the amount reportable as income by the option holder on the exercise of a nonqualified stock option.

         Incentive Stock Options. We believe that certain options granted under the Share Incentive Plan may qualify as "incentive stock options" within the meaning of section 422(d) of the Code. The grant of options under the Share Incentive Plan that are characterized as incentive stock options will not result in the recognition of any United States federal taxable income by the option holder. To the extent that an option granted under the Share Incentive Plan qualifies as an incentive stock option under section 422(d) of the Code, generally, the exercise of such option will also not result in the recognition of any U.S. federal income tax, but the difference between the exercise price and the fair market value of our shares at the time of exercise is an item of tax preference which may require payment of an alternative minimum tax. On the sale of our shares acquired through exercise of an option granted under the Share Incentive Plan that qualifies as an incentive stock option under section 422(d) of the Code (assuming such sale does not occur within two years of the date of grant of the option or within one year from the date of exercise), any gain (or loss) will be taxed as long term capital gain (or loss) and we will not be entitled to any deduction in connection with the sale (or the grant or exercise of the option). However, if a holder sells our shares acquired upon exercise of such an option before the later of (i) two years from the date of grant and (ii) one year from the date of exercise, the holder will be treated as having received, at the time of sale, compensation taxable as ordinary income, and we will be entitled to a corresponding deduction, subject to the compensation deduction limitation (described below). The amount treated as compensation income in the excess of the fair market value of our shares at the time of exercise over the exercise price, and any amount realized in excess of the fair market value of our shares at the time of exercise would be treated as long or short term capital gain, depending on how long such shares were held.

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                                                             Page 10 of 10 Pages


         Share Appreciation Rights. The grant of SARs under the Share Incentive Plan will not result in the recognition of any taxable income by the recipient. The recipient will recognize ordinary income in the year of exercise in an amount equal to the amount of appreciation paid to him upon the exercise of a SAR. Upon the exercise of a SAR, we or one of our subsidiaries will be entitled to a deduction in the amount equal to the income recognized by the recipient.

         Restricted Shares. A recipient of restricted shares under the Share Incentive Plan will not recognize taxable income at the time of grant, and neither we nor any of our subsidiaries will be entitled to a deduction at that time, assuming that the restrictions constitute a substantial risk of forfeiture for federal income tax purposes. Upon the expiration of the forfeiture restrictions, the recipient will recognize ordinary income in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. We or one of our subsidiaries will be entitled to a corresponding deduction. Dividends paid during the period that the forfeiture restrictions apply will also be treated as compensation income to the recipient and deductible as such by us or one of our subsidiaries.

         However, a recipient of restricted shares may elect, pursuant to the terms of the grant agreement, to be taxed at the time of grant of the restricted shares based on the fair market value of the shares on the date of the grant. If this election is made, (1) we or one of our subsidiaries will be entitled to a deduction at the time of grant of the restricted shares based on the fair market value of the shares on the date of the grant, (2) dividends paid during the period the forfeiture restrictions apply will be taxable as dividends and will not be deductible by us or any of our subsidiaries, and (3) there will be no further federal income tax consequences when the forfeiture restrictions lapse.

         Deferred Share Units. The grant of deferred share units under the Share Incentive Plan will not result in the recognition of any taxable income by the recipient. At the time deferred share units are settled in our shares, the recipient will recognize ordinary income, and we or one of our subsidiaries will be entitled to a corresponding deduction. Generally, the measure of the income and deduction will be the fair market value of our shares at the time the deferred share units are settled.

         Performance Shares. The recipient of performance shares will recognize ordinary income and we or one of its subsidiaries will be entitled to a corresponding deduction when the shares are earned and distributed.

         Compensation Deduction Limitation. Under section 162(m) of the Code, our federal income tax deductions for certain compensation paid to designated executives is limited to $1 million per year. These executives include our chief executive officer and our next four highest compensated officers. Section 162(m) of the Code provides an exception to this deduction for certain "performance based" compensation approved by a committee consisting solely of at least two "outside directors". We believe that options to purchase our shares, SARs and performance shares granted under the Share Incentive Plan should qualify as performance based compensation for purposes of section 162(m) of the Code.

VOTE REQUIRED

         By signing, dating and returning the accompanying proxy, you will grant your proxy to vote your shares as you direct. If you sign, date and return your proxy, then, unless you specify otherwise, your shares will be voted to permit the option exchange program. The affirmative vote of a majority of the votes cast will be required to grant the consent. Abstentions and broker non-votes will not be counted as a vote for or against the stock option exchange program, and will not affect the outcome of the vote. Cumulative voting is not allowed.

         Stock options have been, and continue to be, a key part of our employee compensation, incentive and retention program. By granting stock options to talented employees, we align their interests with those of our stockholders, incent them to grow long-term stockholder value and encourage their long-term employment with us. If our stockholders do not consent to the stock option exchange program, then we do not intend to implement the exchange program. As a result, although no decisions have been made, we would have to consider alternative mechanisms to help ensure that we are able to retain our employees, such as increased salary, bonuses and the granting of additional stock options.

RECOMMENDATION OF THE BOARD

         The board of directors recommends a vote "FOR" consent to the stock option exchange program.